John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

October 28, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On August 2, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 125 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 126 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series to the Trust – the Dana Large Cap Equity Fund.

The Fund is currently a series of the Epiphany Funds, an unaffiliated registered investment company.1 The Epiphany Funds has filed an N-14 seeking approval of the shareholders of the Fund to reorganize from the Epiphany Funds into the Trust.

On August 26, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: The Expense Example for the Class A Shares does not reflect the front end load. Please recalculate the Expense Example.

[1]	In the Epiphany Funds, the Fund is named the Dana Large Cap Core Fund.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

October 28, 2013

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Strategies

2.	Comment: The first paragraph in this section states that the Fund’s investment process “is a sector-neutral, relative-value approach that has been used by Dana Investment Advisors, Inc. … since 1999.” Please provide an explanation in plain English of what “sector-neutral, relative-value approach” means.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: The second sentence in the second paragraph of this section states that the “starting universe is the largest 700 companies.” Please clarify if this is meant to include U.S. companies only or a broader universe.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: In several instances in this section, it is noted that the Adviser employs a “risk-controlled” process or strategy. Please explain what is meant by “risk-controlled.” Also, the use of this term implies that all risks are controlled – if this is not accurate, please clarify.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Portfolio Managers

5.	Comment: Please provide the month along with the year that the portfolio managers have been serving as portfolio managers to the Fund.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

6.	Comment: The second sentence in the second paragraph states that “[t]he Fund portfolio is designed to resemble the broad market, add value above market returns through superior stock selection, yet exhibit lower volatility than the market.” Please disclose what is meant by “broad market.” For example, is this referring to the domestic large cap market or the S&P 500 Index.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

October 28, 2013

Response: The Trust has revised the disclosure as you have suggested.

7.	Comment: The last paragraph in this section states that “[t]he investment portfolio will be constructed and monitored using top-down risk controls designed to minimize volatility while allowing the opportunity to add excess returns.” Please provide examples of what “top down risk controls” are and provided a better explanation in Plain English of how they might minimize volatility.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares

8.	Comment: It appears that Class N and Class A Shares have the same expenses. Please explain whether there are any differences in eligibility for each Class.

Response: The Trust has revised the disclosure to reflect the eligibility requirements for purchases of Class N Shares.

Management of the Fund

9.	Comment: In this section the advisory fee is noted as 0.75% where elsewhere it is 0.70%. Please correct.

Response: The Trust has revised the disclosure as you have suggested.

Prior Performance of the Adviser

10.	Comment: Please disclose if the performance is net of all actual fees and expenses, including any applicable sales loads.

Response: The Adviser confirms that the performance is presented net of all actual fees and expenses, trading expenses and management fees. No sales loads are applied to the accounts that are represented in the composite and there has been no negative disclosure added to this effect.

11.	Comment: It is noted that the prior performance has been audited. Please ensure that the consent of the auditor is included as an exhibit to the B-Filing.

Response: The Trust has revised the disclosure to remove the reference to the prior performance being audited. Therefore, an auditor consent will not be included as an exhibit to the B-Filing.

Statement of Additional Information

The Investment Adviser

12.	Comment: This section notes that the advisory fee is 0.75% when it is listed elsewhere at 0.70%. Please correct.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

October 28, 2013

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: The second paragraph on page 10 indicates amounts waived by the adviser to the predecessor fund. Since the predecessor fund’s sub-adviser is now the adviser to this Fund, consider adding in the sub-advisers earnings over the last three years from the predecessor fund.

Response: The Trust has revised the disclosure as you have requested.

*        *        *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively